1/13

06010320

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Totally Hip Technologies Inc.

*CURRENT ADDRESS: 501 908 West Pender Street
Vancouver BC V6C 1L6
Canada

**FORMER NAME: Totally Hip Software Inc

**NEW ADDRESS:

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 4556

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 1/18/06

82-4556

BRITISH COLUMBIA

NUMBER: **C-581802**

RECEIVED

2006 JAN 13 P 12:08

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

TOTALLY HIP SOFTWARE INC.

has this day changed its name to

TOTALLY HIP INC.

Issued *under my hand at Victoria, British Columbia on June 05, 2002*

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

82-4556

BRITISH COLUMBIA

NUMBER: **C-581802**

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

I Hereby Certify *that*

TOTALLY HIP INC.

has this day changed its name to

TOTALLY HIP TECHNOLOGIES INC.

Issued *under my hand at Victoria, British Columbia on December 23, 2003*

JHPowell

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

82-4556

Certificate of
Continuation No. 581802

I CERTIFY THIS IS A COPY OF A DOCUMENT FILED ON

JUN - 5 2002

20

JOHN S. POWELL
REGISTRAR OF COMPANIES
PROVINCE OF BRITISH COLUMBIA

RECEIVED
2004 JAN 13 P 12: 0
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 19 (Section 348)

COMPANY ACT

SPECIAL RESOLUTIONS

The following Special Resolutions were passed by the members of the undermentioned Company on the date stated:

Name of Company: **Totally Hip Software Inc.**

Date Resolutions Passed: February 26, 2002

Resolutions:

"UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the Company consolidate all of its common shares without par value from 100,000,000 shares without par value, of which 21,085,456 shares are issued and outstanding, into 10,000,000.00 shares without par value, of which 2,108,545.60 shares will be issued and outstanding, every ten (10) of such shares before consolidation being consolidated into one (1) share without par value; and

(ii) the common share division of the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

(iii) the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolutions.

UPON MOTION duly made and seconded, IT WAS RESOLVED by Special Resolution that:

(i) the name of the Company be changed from Totally Hip Software Inc. to Totally Hip Inc. or such other name as the Board of Directors may approve; and

(ii) the Memorandum and Articles of the Company be altered accordingly wherever the name of the Company appears therein;"

The Altered Memorandum is attached.

CERTIFIED A TRUE COPY this 2nd day of May, 2002.

Douglas E. Eacrett

Solicitor
(Relationship to Company)

"COMPANY ACT"

TOTALLY HIP INC.

ALTERED MEMORANDUM

(as altered by Special Resolution passed February 26, 2002)

1. The name of the Company is TOTALLY HIP INC.

2. The authorized capital of the Company consists of TWO HUNDRED MILLION (200,000,000) shares divided into:

   ONE HUNDRED MILLION (100,000,000) Common Shares without par value; and

   ONE HUNDRED MILLION (100,000,000) Preferred Shares without par value.

   The special rights and restrictions attached to the Shares shall be as set forth and described in t he Articles of the Company.

"COMPANY ACT"

TOTALLY HIP TECHNOLOGIES INC.

ALTERED MEMORANDUM

(as altered by Special Resolution passed March 14, 2003)

1. The name of the Company is TOTALLY HIP TECHNOLOGIES INC.

2. The authorized capital of the Company consists of TWO HUNDRED MILLION (200,000,000) shares divided into:

   ONE HUNDRED MILLION (100,000,000) Common Shares without par value; and

   ONE HUNDRED MILLION (100,000,000) Preferred Shares without par value.

   The special rights and restrictions attached to the Shares shall be as set forth and described in the Articles of the Company.

RESOLUTIONS CONSENTED TO IN WRITING BY THE BOARD OF DIRECTORS OF TOTALLY HIP TECHNOLOGIES INC. PASSED PURSUANT TO SECTION 125 OF THE *COMPANY ACT* OF BRITISH COLUMBIA

CANCELLATION OF ESCROW SHARES

WHEREAS:

A. 129,998 shares of the issued capital of the Company (the "Escrowed Shares") are being held in escrow pursuant to the terms of an escrow agreement dated November 19, 1995, as amended (the "Escrow Agreement");

B. The Escrow Agreement was amended such that the termination date of the agreement was extended to the eighth anniversary of the Escrow Agreement;

C. The eighth anniversary of the Escrow Agreement was November 19, 2003;

D. The Company desires to cancel the Escrowed Shares and alter its Memorandum accordingly;

NOW THEREFORE BE IT RESOLVED THAT:

1. The 129,998 Escrowed Shares of the Company registered as follows be cancelled without consideration and the number of issued and authorized shares of the Company be reduced accordingly:

Registered Owner	Number, Class and Kind of Shares
Selwyn Wan	20,800 common shares without par value
Steve Israelson	20,800 common shares without par value
Benny Au-Young	11,700 common shares without par value
Christopher Large	11,700 common shares without par value
3948 Investments Ltd.	33,800 common shares without par value
Lance Davis	1,258 common shares without par value
Robert Clark	3,145 common shares without par value
Pierre Leroux	1,887 common shares without par value
Alex Curylo	1,467 common shares without par value
Blair Young	1,048 common shares without par value
Larry Whitehead	6,290 common shares without par value
David Diciare	16,103 common shares without par value

2. Paragraph 2 of the Memorandum of the Company be altered to be in the form set out in the Memorandum attached hereto;

3. The President, Secretary or any one director be and the same are hereby authorized to execute, on behalf of the Company, any and all documents required to carry out the intent and purpose of this resolution, including a return to treasury order, affixing the Company seal as required.

4. The Registrar and Transfer Agent of the Company is hereby authorized and instructed:

a. to cancel certificates representing a total of 129,998 common shares in the capital of the Company which are held in escrow pursuant to an escrow agreement dated November 19, 1995, as amended, as follows:

Registered Owner	**Number, Class and Kind of Shares**
Selwyn Wan	20,800 common shares without par value
Steve Israelson	20,800 common shares without par value
Benny Au-Young	11,700 common shares without par value
Christopher Large	11,700 common shares without par value
3948 Investments Ltd.	33,800 common shares without par value
Lance Davis	1,258 common shares without par value
Robert Clark	3,145 common shares without par value
Pierre Leroux	1,887 common shares without par value
Alex Curylo	1,467 common shares without par value
Blair Young	1,048 common shares without par value
Larry Whitehead	6,290 common shares without par value
David Diciare	16,103 common shares without par value

b. to amend the register of members and allotments of the Company in respect of the cancellation of the shares accordingly.

5. These resolutions may be signed by the Directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be the original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth below.

WE, the undersigned, being all the Directors of the Company, hereby consent to the foregoing resolution.

DATED as of this 23rd day of February, 2004.

DAVID DICAIRE

TIMOTHY DAUM

JAMES BOYCE

KIRK SHAW

MICHAEL SHAFF

a. to cancel certificates representing a total of 129,998 common shares in the capital of the Company which are held in escrow pursuant to an escrow agreement dated November 19, 1995, as amended, as follows:

Registered Owner	Number, Class and Kind of Shares
Selwyn Wan	20,800 common shares without par value
Steve Israelson	20,800 common shares without par value
Benny Au-Young	11,700 common shares without par value
Christopher Large	11,700 common shares without par value
3948 Investments Ltd.	33,800 common shares without par value
Lance Davis	1,258 common shares without par value
Robert Clark	3,145 common shares without par value
Pierre Leroux	1,887 common shares without par value
Alex Curylo	1,467 common shares without par value
Blair Young	1,048 common shares without par value
Larry Whitehead	6,290 common shares without par value
David Diciare	16,103 common shares without par value

b. to amend the register of members and allotments of the Company in respect of the cancellation of the shares accordingly.

5. These resolutions may be signed by the Directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be the original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth below.

WE, the undersigned, being all the Directors of the Company, hereby consent to the foregoing resolution.

DATED as of this 23rd day of February, 2004.

DAVID DICAIRE	TIMOTHY DAUM
JAMES BOYCE	KIRK SHAW
MICHAEL SHAFF	

a. to cancel certificates representing a total of 129,998 common shares in the capital of the Company which are held in escrow pursuant to an escrow agreement dated November 19, 1995, as amended, as follows:

Registered Owner	Number, Class and Kind of Shares
Selwyn Wan	20,800 common shares without par value
Steve Israelson	20,800 common shares without par value
Benny Au-Young	11,700 common shares without par value
Christopher Large	11,700 common shares without par value
3948 Investments Ltd.	33,800 common shares without par value
Lance Davis	1,258 common shares without par value
Robert Clark	3,145 common shares without par value
Pierre Leroux	1,887 common shares without par value
Alex Curylo	1,467 common shares without par value
Blair Young	1,048 common shares without par value
Larry Whitehead	6,290 common shares without par value
David Diciare	16,103 common shares without par value

b. to amend the register of members and allotments of the Company in respect of the cancellation of the shares accordingly.

5. These resolutions may be signed by the Directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be the original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth below.

WE, the undersigned, being all the Directors of the Company, hereby consent to the foregoing resolution.

DATED as of this 23rd day of February, 2004.

DAVID DICAIRE

James 7 Boyce

JAMES BOYCE

MICHAEL SHAFF

TIMOTHY DAUM

KIRK SHAW

a. to cancel certificates representing a total of 129,998 common shares in the capital of the Company which are held in escrow pursuant to an escrow agreement dated November 19, 1995, as amended, as follows:

Registered Owner	Number, Class and Kind of Shares
Selwyn Wan	20,800 common shares without par value
Steve Israelson	20,800 common shares without par value
Benny Au-Young	11,700 common shares without par value
Christopher Large	11,700 common shares without par value
3948 Investments Ltd.	33,800 common shares without par value
Lance Davis	1,258 common shares without par value
Robert Clark	3,145 common shares without par value
Pierre Leroux	1,887 common shares without par value
Alex Curylo	1,467 common shares without par value
Blair Young	1,048 common shares without par value
Larry Whitehead	6,290 common shares without par value
David Diciare	16,103 common shares without par value

b. to amend the register of members and allotments of the Company in respect of the cancellation of the shares accordingly.

5. These resolutions may be signed by the Directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be the original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth below.

WE, the undersigned, being all the Directors of the Company, hereby consent to the foregoing resolution.

DATED as of this 23rd day of February, 2004.

DAVID DICAIRE

TIMOTHY DAUM

JAMES BOYCE

KIRK SHAW

MICHAEL SHAFF

a. to cancel certificates representing a total of 129,998 common shares in the capital of the Company which are held in escrow pursuant to an escrow agreement dated November 19, 1995, as amended, as follows:

Registered Owner	Number, Class and Kind of Shares
Selwyn Wan	20,800 common shares without par value
Steve Israelson	20,800 common shares without par value
Benny Au-Young	11,700 common shares without par value
Christopher Large	11,700 common shares without par value
3948 Investments Ltd.	33,800 common shares without par value
Lance Davis	1,258 common shares without par value
Robert Clark	3,145 common shares without par value
Pierre Leroux	1,887 common shares without par value
Alex Curylo	1,467 common shares without par value
Blair Young	1,048 common shares without par value
Larry Whitehead	6,290 common shares without par value
David Diciare	16,103 common shares without par value

b. to amend the register of members and allotments of the Company in respect of the cancellation of the shares accordingly.

5. These resolutions may be signed by the Directors in as many counterparts as may be necessary, each of which so signed shall be deemed to be the original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth below.

WE, the undersigned, being all the Directors of the Company, hereby consent to the foregoing resolution.

DATED as of this 23rd day of February, 2004.

DAVID DICAIRE

TIMOTHY DAUM

JAMES BOYCE

KIRK SHAW

MICHAEL SHAFF

"COMPANY ACT"

TOTALLY HIP TECHNOLOGIES INC.

ALTERED MEMORANDUM

(as altered by Resolutions passed February 23, 2004)

1. The name of the Company is TOTALLY HIP TECHNOLOGIES INC.

2. The authorized capital of the Company consists of 199,870,002 shares divided into:

   99,870,002 Common Shares without par value; and

   100,000,000 Preferred Shares without par value.

   The special rights and restrictions attached to the Shares shall be as set forth and described in the Articles of the Company.

82-4556

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Transition Application

FORM 43
BUSINESS CORPORATIONS ACT
Section 437

CERTIFIED COPY
Of a Document filed with the Province of British Columbia Registrar of Companies

RON TOWNSHEND
October 7, 2005

FILING DETAILS:	*Transition Application for:* **TOTALLY HIP TECHNOLOGIES INC.**
Filed Date and Time:	**October 7, 2005 09:21 AM Pacific Time**
Transition Date and Time:	**Transitioned on October 7, 2005 09:21 AM Pacific Time**

TRANSITION APPLICATION

This confirms there has been filed with the registrar all records necessary to ensure that the information in the corporate registry respecting the directors of the company is, immediately before the transition application is submitted to the registrar for filing, correct.

Incorporation Number:
C0581802

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

NOTICE OF ARTICLES

Name of Company:
TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J2V3

Delivery Address:
1376 ARBORLYNN DR
NORTH VANCOUVER BC V7J2V3

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:
205 117 WEST 17TH STREET
NORTH VANCOUVER BC V7M1V5

Delivery Address:
205 117 WEST 17TH STREET
NORTH VANCOUVER BC V7M1V5

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:
159 CANADA VISTA,
LA HONDA, CA 94020

Delivery Address:
159 CANADA VISTA,
LA HONDA, CA 94020

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:
112 WEST 6TH AVE
VANCOUVER BC V5Y1K5

Delivery Address:
112 WEST 6TH AVE
VANCOUVER BC V5Y1K5

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:
314 AVALON DRIVE
PORT MOODY BC V3X 2X8
CANADA

Delivery Address:
314 AVALON DRIVE
PORT MOODY BC V3X 2X8
CANADA

PRE-EXISTING COMPANY PROVISIONS

...e Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,870,002	Common Shares	Without Par Value With Special Rights or Restrictions attached
2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached

82-4556

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Articles

BUSINESS CORPORATIONS ACT

CERTIFIED COPY
Of a Document filed with the Province of
British Columbia Registrar of Companies

RON TOWNSHEND
October 7, 2005

This Notice of Articles was issued by the Registrar on: October 7, 2005 09:21 AM Pacific Time

Incorporation Number: **C0581802**

Recognition Date: Incorporated on March 18, 1999

NOTICE OF ARTICLES

Name of Company:

TOTALLY HIP TECHNOLOGIES INC.

REGISTERED OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECORDS OFFICE INFORMATION

Mailing Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

Delivery Address:
501 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

RECEIVED
2006 JAN 13 P 12:48
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

DIRECTOR INFORMATION

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:	Delivery Address:
1376 ARBORLYNN DR NORTH VANCOUVER BC V7J2V3	1376 ARBORLYNN DR NORTH VANCOUVER BC V7J2V3

Last Name, First Name, Middle Name:
DAUM, TIMOTHY

Mailing Address:	Delivery Address:
205 117 WEST 17TH STREET NORTH VANCOUVER BC V7M1V5	205 117 WEST 17TH STREET NORTH VANCOUVER BC V7M1V5

Last Name, First Name, Middle Name:
SHAFF, MICHAEL

Mailing Address:	Delivery Address:
159 CANADA VISTA, LA HONDA, CA 94020	159 CANADA VISTA, LA HONDA, CA 94020

Last Name, First Name, Middle Name:
SHAW, KIRK

Mailing Address:	Delivery Address:
112 WEST 6TH AVE VANCOUVER BC V5Y1K5	112 WEST 6TH AVE VANCOUVER BC V5Y1K5

Last Name, First Name, Middle Name:
DICAIRE, DAVID

Mailing Address:	Delivery Address:
314 AVALON DRIVE PORT MOODY BC V3X 2X8 CANADA	314 AVALON DRIVE PORT MOODY BC V3X 2X8 CANADA

PRE-EXISTING COMPANY PROVISIONS

The Pre-existing Company Provisions apply to this company.

AUTHORIZED SHARE STRUCTURE

1.	99,870,002	Common Shares	Without Par Value With Special Rights or Restrictions attached

2.	100,000,000	Preferred Shares	Without Par Value With Special Rights or Restrictions attached